QUE CONCHA
Profit and Loss
January - December 2022

	Total	
Income		
Sales		100,231.11
Uncategorized Income		4.98
Total Income	**$**	**100,236.09**
Cost of Goods Sold		
COGS		39,746.83
Cost of Goods Sold		10.80
Total Cost of Goods Sold	**$**	**39,757.63**
Gross Profit	**$**	**60,478.46**
Expenses		
Advertising & Marketing		2,440.00
Bank Charges & Fees		1,850.80
Car & Truck		8,171.78
Insurance		3,109.70
Job Supplies		7,008.19
Legal & Professional Services		163.37
Meals & Entertainment		2,648.36
Office Supplies & Software		452.67
Other Business Expenses		1,261.92
Rent & Lease		30.00
Repairs & Maintenance		6,641.43
Taxes & Licenses		21.95
Travel		2.50
Uniform		1,900.21
Utilities		8,776.83
Total Expenses	**$**	**44,479.71**
Net Operating Income	**$**	**15,998.75**
Net Income	**$**	**15,998.75**

Monday, Jun 19, 2023 10:57:56 PM GMT-7 - Accrual Basis

QUE CONCHA
Balance Sheet Summary
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Bank Accounts		64,370.57
Accounts Receivable		0.00
Other Current Assets		-5,023.00
Total Current Assets	**$**	**59,347.57**
Fixed Assets		7,811.54
TOTAL ASSETS	**$**	**67,159.11**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		0.00
Total Current Liabilities	**$**	**0.00**
Total Liabilities	**$**	**0.00**
Equity		67,159.11
TOTAL LIABILITIES AND EQUITY	**$**	**67,159.11**

Monday, Jun 19, 2023 11:21:13 PM GMT-7 - Accrual Basis

QUE CONCHA
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		15,998.75
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Uncategorized Asset		-1,075.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**1,075.00**
Net cash provided by operating activities	**$**	**14,923.75**
INVESTING ACTIVITIES		
Vehicles		-2,677.29
Net cash provided by investing activities	**-$**	**2,677.29**
FINANCING ACTIVITIES		
Owner's Investment		-9,068.25
Owner's Pay & Personal Expenses		-8,568.32
Retained Earnings		-25.38
Net cash provided by financing activities	**-$**	**17,661.95**
Net cash increase for period	**-$**	**5,415.49**
Cash at beginning of period		69,786.06
Cash at end of period	**$**	**64,370.57**